Exhibit 99.1

Santoy Gap Produces Initial Ore and Ventilation Raise Completed Ahead of Schedule

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, June 17, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today announced initial production from the Santoy Gap deposit is ahead of schedule. For the month of May, development ore from three levels in the eastern block of the Santoy Gap deposit produced on average 125 tonnes per day at a grade of approximately 7.1 grams per tonne. Production at Santoy Gap began only two and a half years after its discovery and represents a significant milestone in the life of mine plan at the Seabee Gold Operation.

Mining crews have now exposed the eastern portion of the ore body on the 24, 26, 28 and 30 levels. The 28 and 30 levels were the first to be developed and are expected to begin initial long-hole production ahead of schedule during the third quarter.  To support optimization of the mine design, the Company is conducting an infill drill program of approximately 27,000 metres. To date, the results have been very positive in terms of grade continuity and are above the current Mineral Reserve grade. The Santoy Gap deposit hosts Proven and Probable Mineral Reserves of 266,100 ounces of gold at 5.68 grams per tonne, Measured and Indicated Mineral Resources of 83,900 ounces of gold at 8.44 grams per tonne and Inferred Mineral Resources of 270,800 ounces of gold at 6.96 grams per tonne.

In addition to ongoing development work and the infill drill program, the Company completed the 290 metre ventilation raise at the Santoy Gap deposit. The completion of the ventilation raise marked a critical milestone in driving increased underground productivity to advance the ore body towards safe and sustainable production.

Brian Skanderbeg, Senior Vice President and COO stated, "We are very pleased with the pace at which the Santoy Gap deposit is being developed. We are ahead of schedule in delivering ore to the Seabee Mill and continue to see, through positive results from the infill drill program and development sampling, the opportunity at the Santoy Gap. We anticipate continued ramp-up of the Santoy Gap throughout 2014, targeting to produce 200 to 300 tonnes per day by the end of the fourth quarter. Due to its proximity to mine infrastructure, low development cost and its high-grade nature and size, the Santoy Gap demonstrates the potential that exists to grow production and margins at the Seabee Gold Operation."

Mike Sylvestre, Interim President and CEO commented, "The Santoy Gap deposit plays an important role in our future and I congratulate our operating team on completing the ventilation raise and advancing the Santoy Gap deposit towards production safely and ahead of schedule."

To view longitudinal sections and plan maps of the Santoy Mine Complex please go to www.clauderesources.com.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Senior Vice President & COO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 08:30e 17-JUN-14